SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                        Physician Reliance Network, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  71940G 10 8
                                 (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.  71940G 10 G
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1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Texas Oncology, P.A. (IRS Employer Identification No. 75-2131429)
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) / /

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3    SEC USE ONLY

---------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Texas
---------------------------------------------------------------------------
                    5    SOLE VOTING POWER
  NUMBER OF
                         0
   SHARES           _______________________________________________________
                    6    SHARED VOTING POWER
BENEFICIALLY
                         9,131,427
  OWNED BY          _______________________________________________________
                    7    SOLE DISPOSITIVE POWER
    EACH
                         1,600,000
  REPORTING         _______________________________________________________
                    8    SHARED DISPOSITIVE POWER
 PERSON WITH
                         7,531,427
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,131,427
---------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                    / /

---------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     17.7%
---------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     00 (Professional Association)
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

     Physician Reliance Network, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

     Two Lincoln Center
     5420 LBJ Freeway, Suite 900
     Dallas, TX 75240

Item 2(a) Name of Person Filing:

     Texas Oncology, P.A.

Item 2(b) Address of Principal Business Office

     Two Lincoln Center
     5420 LBJ Freeway, Suite 900
     Dallas, TX 75240

Item 2(c) Citizenship:

     The Reporting Person is a Texas professional association.

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number:

     7194G 10 8

Item 3.   Not applicable.

Item 4.   Ownership:

          (a)  Amount Beneficially Owned:    9,131,427

          (b)  Percent of Class:  17.7% (based on 51,549,583 shares   of  Common
               Stock of the Issuer outstanding as of December 31, 1998)

          (c) Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:  0

               (ii) shared  power to vote to direct the vote:  9,131,427.  As an inducement to American Oncology Resources, Inc., a Delaware corporation ("AOR"), to enter into the Agreement and Plan of Merger, dated as of December 11, 1998 (the "Merger Agreement"), by and among AOR, Diagnostics Acquisition, Inc., a Texas corporation and wholly-owned subsidiary of AOR ("AOR Sub"), and Physician Reliance Network, Inc., a Texas corporation (the "Issuer"), whereby AOR Sub will be merged with and into the Issuer (the "Merger"), the Reporting Person became a party to a certain Affiliate Agreement, dated as of December 13, 1998, as amended by the Amendment to Affiliate Agreement, dated as of February 12, 1999 (as so amended, the "Affiliate Agreement"), with AOR. By executing the Affiliate Agreement, the Reporting Person agreed, among other things, to vote at a meeting of stockholders of the Issuer all shares of Common Stock of the Issuer held of record or beneficially by the Reporting Person in favor of the Merger and the adoption of the Merger Agreement. The Reporting Person also agreed not to sell or transfer the shares of Common Stock of the Issuer held thereby except pursuant to the terms of the Merger Agreement, provided that the Reporting Person may distribute to its shareholders up to 1,600,000 shares of Common Stock of the Issuer pursuant to stock options issued by, or other contractual commitments of, the Reporting Person and outstanding as of December 11, 1998. The Affiliate Agreement terminates if the Merger Agreement is terminated in accordance with its terms other than as a result of the effectiveness of the Merger. The foregoing summary of the Affiliate Agreement is qualified in its entirety by reference to the copy of the form of Affiliate Agreement, together with the Amendment to Affiliate Agreement attached thereto, included as Exhibit A to this Schedule 13G and incorporated herein it its entirety by reference.

              (iii) sole  power to  dispose  or to direct  the  disposition  of:
                    1,600,000. Under the Affiliate Agreement, the Reporting Person agreed not to sell or transfer the shares of Common Stock of the Issuer held thereby except pursuant to the terms of the Merger Agreement, provided that the Reporting Person may distribute to its shareholders up to 1,600,000 shares of Common Stock of the Issuer pursuant to stock options issued by, or other contractual commitments of, the Reporting Person and outstanding as of December 11, 1998.

               (iv) shared power to dispose or to direct the disposition
                    of:  7,531,427

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
          Company:

          Not applicable.

Item 8.   Identification and Classification of Member of the Group:

          Not applicable.

Item 9.   Notice of Dissolution of Group:

          Not applicable.

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1999                    TEXAS ONCOLOGY, P.A.



                                             By: /s/ Fred N. Ekerey, M.D.
                                             Title: President






Attention:     Intentional misstatements or omissions of fact constitute
               Federal criminal violations.  (See 18 U.S.C. 1001)